September 1, 2005
3811 VALLEY CENTRE DRIVE
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CALIFORNIA 92130-2332
TELEPHONE: 858.720.5100
FACSIMILE: 858.720.5125

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MORRISON & FOERSTER LLP

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Writer’s Direct Contact
858/720-5198
SRowles@mofo.com

Via Edgarlink and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Russell Mancuso, Branch Chief Ms. Kaitlan Tillan, Assistant Chief Accountant Mr. Tom Jones Mr. Eric Atallah

Re:	Endocare, Inc.
Draft of Amendment to Annual Report on Form 10-K
For the fiscal year ended December 31, 2004
Provided August 25, 2005
Draft of Amendment to Form 10-Q for the quarters ended
March 31, 2005 and June 30, 2005
File No. 0-27212
Ladies and Gentlemen:
This letter is being submitted by Endocare, Inc. (the “Company”) in response to comments received from the staff of the SEC (the “Staff”) by letter dated August 26, 2005 (the “Staff Letter”). The numbering of the paragraphs below corresponds to the numbering of the corresponding comments in the Staff Letter, the text of which we have incorporated into this response letter for your convenience.
Concurrently with the filing of this letter via Edgar, we are faxing to you and also sending by overnight courier the following documents:
•	A revised draft of the amendment to the Company’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K Amendment”), marked to show the latest changes; and

September 1, 2005
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•	Revised drafts of the amendments to the Company’s Form 10-Qs for the quarters ended March 31 and June 30, 2005 (collectively, the “Form 10-Q Amendments”), marked to show the latest changes.
Draft Amendment No. 2 to Form 10-K for the Fiscal year Ended December 31, 2004
Selected Consolidated Financial Data, page 27
1.	Please tell us your consideration regarding referring to the amounts for 2003 and 2004 as restated.
Response to Comment #1
The Company has revised the Selected Consolidated Financial Data table to indicate that the amounts for 2003 and 2004 have been restated.
Report of Registered Public Accounting Firm, page F-1
2.	We note that the auditor’s report on internal control over financial reporting is dated prior to the dual dating on the audit report. We also note that the financial statements were restated to reflect the correction of an error. Please request your auditors to tell us how they considered PCAOB AS 2, including paragraph 197.
Response to Comment #2
The Company and its auditors, Ernst & Young LLP (“E&Y”), have evaluated whether their respective reports on internal controls over financial reporting as of December 31, 2004 should be modified as a result of the reclassification of the gain / loss on divestiture from non-operating to operating income. The Company and E&Y have concluded that modification is not warranted. The $8.6 million gain on divestiture arose from a 2003 transaction which was a one-time event with no impact on future periods and a transaction of this magnitude is unlikely to recur. The $700,000 loss on divestiture in 2004 was insignificant to total 2004 operating expenses of over $69 million. Therefore, while the control which led to the 2003 restatement did not change as of December 31, 2004, the maximum potential impact of similar transactions on the financial statements as of December 31, 2004 was not material. In accordance with paragraph 197 of PCAOB AS 2, the Company and E&Y have determined that had this misstatement and related control deficiency been known as of the report issuance date, the assessment and opinion would not have been affected. As such, the reports on internal controls over financial reporting at December 31, 2004 should not be modified.

September 1, 2005
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In addition, the Company and E&Y do not believe that this restatement, in any event, indicates a material weakness in the Company’s internal controls as of December 31, 2004 given the specific facts and circumstances:
•	The $8.6 million reclassification did not impact income from continuing operations, income before extraordinary items, net income and related per share amounts – indicators specified in paragraph 37 of APB 20.
•	Per SAB 99, evaluations of materiality require registrants and auditors to consider all of the relevant circumstances. A matter is “material” if there is a substantial likelihood that a reasonable person (financial statement user) would consider it important.
•	Under Concepts Statement No. 2, the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.
•	The $8.6 million gain was presented as a separate line item in the 2003 consolidated statement of operations with prominent disclosure of its nature, the circumstances giving rise to the gain and the impact of the divestiture on revenues and cost of sales in the MD&A and financial statement footnotes. This sufficiently provides the financial statement users a clear understanding of origin of the gain, product lines involved and impact on net income and future operations.
•	The misstatement did not mask a change in earnings or other trends, change a loss into income, reverse the trend of earnings from a downward to an upward trend (or vice versa), or hide a failure to meet analysts’ / investors’ expectations. The Company had no loan covenants or contractual requirements based on “operating income” or financial results in general. The gain did not affect management compensation.
•	The initial classification of the gain as non-operating income did not render the financial statements taken as a whole to be materially misleading.
The PCAOB’s May 16, 2005 release states that management must exercise judgment in a reasonable manner in the evaluation of deficiencies in internal control over financial reporting, and consider both qualitative and quantitative analyses. The qualitative analysis should factor in the nature of the deficiency, its cause, the relevant financial statement assertion the control was designed to support and its effect on the broader control environment. A particular area brought to the Staff’s attention involved financial statement restatements due to errors. Neither Section 404 nor the Commission’s implementing rules require that a material weakness must be found to exist in every case of restatement resulting from an error. Rather, judgment must be used in the evaluation, including the nature and cause of the restatement, whether it resulted from a material weakness in controls, the probability of occurrence in light of the assessed effectiveness of the company’s internal control, whether it has a pervasive effect over financial reporting, and the impact and importance to the financial statements. Registrants and auditors should keep in mind that

September 1, 2005
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internal control over financial reporting is defined as operating at the level of “reasonable assurance.”
Finally, the Framework for Evaluating Control Exceptions and Deficiencies states that when evaluating the significance of a deficiency, the auditor also should determine whether a prudent official would conclude that the deficiency is a material weakness. The Company and E&Y believe that a prudent official would not have concluded that the restatement indicates a material weakness in internal controls, given the fact that this restatement:
•	Involved a very specific set of facts and circumstance;

•	Is not pervasive in nature;

•	Relates to a single transaction that is infrequent in occurrence;

•	Is not an indication of increased risks of errors or susceptibility to fraud;

•	Relates to a classification that did not result in misleading financial statements; and

•	Has no future consequences.
Note 16. Restatement of Consolidated Statements of Operations for the years ended December 31, 2003 and 2004, page F-35
3.	Please revise so that your description of the restatement reflects the fact that the restatement is due to the correction of an error in the application of U.S. GAAP, specifically paragraph 45 of SFAS 144. In this regard, it should be clear that management is taking responsibility for the financial statements and that the restatement was not only made because of the comment process with us. Please also revise so that this note is placed prominently within the notes to your financial statements. The restatement footnote in your Forms 10-Q should be similarly revised for the restatement in those periods to properly reflect the warrants as liabilities under EITF 00-19.
Response to Comment #3
The Company has revised the disclosure in accordance with the Staff’s comment.
Draft Amendment No. 1 to Forms 10-Q for the Quarterly Periods Ended March 31, and June 30, 2005.
Part I. Financial Information.
Condensed Consolidated Balance Sheets

September 1, 2005
Page Five
4.	Please label the relevant columns as restated.
Response to Comment #4
The Company has labeled the relevant columns as restated in accordance with the Staff’s comment.
5.	Please provide a separate footnote discussing the restatement or revise the note description to include a reference to the restatement. Please also tell us why there is no change in the fair value of the warrants between March 31, and June 30, 2005.
Response to Comment #5
The Company has added Note 2 to each of the Form 10-Q Amendments to reference the restatement and has modified Note 5 (formerly Note 4) to disclose that the Company has estimated the fair value of the warrants as $5.7 million, $6.3 million and $6.8 million at March 11, 2005, March 31, 2005 and June 30, 2005, respectively.
* * * * * *
The Company respectfully requests the Staff’s assistance in completing the review of the draft Form 10-K Amendment and draft Form 10-Q Amendments as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. After we receive the Staff’s final input on the draft Form 10-K Amendment and the draft Form 10-Q Amendments, the Company will file these documents via Edgar and then file an amendment to the Company’s Form S-2 to incorporate these filings by reference and respond to the Staff’s outstanding comments with respect to the Form S-2.
Please direct any further comments or questions regarding this response letter to me at (858) 720-5198 or my colleague Clint Davis at (858) 720-5176. Our facsimile number is (858) 720-5125.
Very truly yours,
/s/ Steven G. Rowles
Steven G. Rowles

cc:	Michael R. Rodriguez, Endocare, Inc. Kevin Keating, Endocare, Inc.